UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER
000-18926

CUSIP NUMBER
25374L108

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2016
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Differential Brands Group Inc.
Full Name of Registrant

Joe’s Jeans Inc.
Former Name if Applicable

1231 South Gerhart Avenue
Address of Principal Executive Office (Street and Number)

Commerce, California 90022
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Differential Brands Group Inc. (the “Company” or “we”) was unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2016 (the “Q2 2016 Form 10-Q”) within the prescribed time period without unreasonable effort or expense due to the circumstances described below.

As reported in the Company’s Current Report on Form 8-K filed on August 16, 2016, on August 10, 2016, the board of directors of the Company (the “Board”), in consultation with management, concluded that: (i) the Company’s previously issued unaudited condensed consolidated financial statements for the quarterly period ended March 31, 2016 (the “Q1 2016 Financial Statements”), as reported in the Company’s Quarterly Report on Form 10-Q filed on May 16, 2016 (the “Q1 2016 Form 10-Q”), should no longer be relied upon due to errors identified therein; and (ii) the Q1 2016 Financial Statements required restatement. The errors, which were identified in the course of preparing the Company’s Q2 2016 Form 10-Q, relate to the following: (i) the classification and accounting  for the discontinued operations of the Company’s former Joe’s® retail business operations (the “Joe’s Business”), which were exited in the first quarter of 2016; (ii) the incorrect accrual of dividends on the Company’s preferred stock designated as Series A Convertible Preferred Stock (the “Series A Preferred Stock”); (iii) the incorrect calculation of earnings per share; (iv) the reclassification of cash advances received from customers; (v) the omission of disclosures of non-cash information in the Company’s statements of cash flows; and (vi) the omission of additional disclosures of accounting policies, earnings per share calculated under the two-class method, pro forma financial information, certain related party transactions, information regarding goodwill and intangible assets and the fair value of financial instruments. The Company has restated its Q1 2016 Financial Statements to address these matters and will file an amendment to its Q1 2016 Form 10-Q, which contains its restated Q1 2016 Financial Statements and related financial data and disclosures.

The Company could not file its Q2 2016 Form 10-Q by the prescribed due date because it required additional time to assess, both internally and with its outside advisors, the impact of the restatement of the Q1 2016 Financial Statements on the financial statements and related financial data and disclosures included in the Q2 2016 Form 10-Q. The Company has dedicated significant resources to completing the Q2 2016 Form 10-Q and intends to file the Q2 2016 Form 10-Q on August 16, 2016, within five calendar days of the prescribed due date pursuant to Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act regarding the Company’s need for additional time to file its Q2 2016 Form 10-Q and certain projections related to the Company’s results of operations. Such forward-looking statements, in some cases, may be identified by words like “may,” “will,” “expect,” “anticipate,” “intend,” “estimate,” “continue,” “believe,” “plan,” “project,” “will be,” “will continue,” “will likely result,” “indicates,” “forecast,” “guidance,” “outlook,” “targets” and similar expressions and the negatives of such words and phrases. The forward-looking statements contained in this Form 12b-25 are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. Factors that may cause actual future results to differ materially from management’s current expectations include, among other things: the conclusions of the Company’s Board and audit committee concerning matters relating to the restatement of the Q1 2016 Financial Statements and their impact on the financial statements and related financial data and disclosures in the Q2 2016 10-Q; the discovery of additional information relevant to the restatement that will bear on the review of the Company’s internal control over financial reporting and disclosure controls and/or impact the financial statements and related financial data and disclosures in the Q2 2016 10-Q;  the risk that the completion and filing of the Q2 2016 Form 10-Q will take longer than expected; the risk that the Company will be unsuccessful in integrating its Hudson®, Robert Graham® and SWIMS® brands and achieving its intended results as a result of such acquisitions; the risk that the Company will be unsuccessful in gauging fashion trends and changing customer preferences; the risk that changes in general economic conditions, consumer confidence or consumer spending patterns, including consumer demand for denim and premium lifestyle apparel, will have a negative impact on the Company’s financial performance or strategies, projections for tax expense for the 2016 fiscal year and/or ability to generate cash flows from the Company’s operations to service its indebtedness; the Company’s ability to implement successfully any growth or strategic plans; and the risk factors contained in the Company’s reports filed with the Securities and Exchange Commission, including the Company’s annual report on Form 10-K for the fiscal year ended November 30, 2015 and subsequent quarterly reports on Form 10-Q. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future developments or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mr. Hamish Sandhu	323	558-5188
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Below is a discussion of the Company’s results of operations for the three and six months ended June 30, 2016 and 2015.

Comparison of Three Months Ended June 30, 2016 to Three Months Ended June 30, 2015

	Three months ended
	(in thousands, except percentages, unaudited )
	June 30, 2016	June 30, 2015	$ Change	% Change

Net sales	$32,373	$16,256	$16,117	99%
Cost of goods sold	15,274	6,310	8,964	142%
Gross profit	17,099	9,946	7,153	72%
Gross margin	53%	61%	44%

Selling, general and administrative	18,718	9,259	9,459	102%
Depreciation and amortization	1,501	936	565	60%

Operating loss from continuing operations	(3,120)	(249)	(2,871)	1,153%

Interest expense	1,995	134	1,861	1,389%
Loss from continuing operations, before income tax (benefit) provision	(5,115)	(383)	(4,732)	1,236%
Income tax (benefit) provision	(1,510)	105	(1,615)	(1,538)%
Loss from continuing operations	(3,605)	(488)	(3,117)	639%
Income from discontinued operations, net of tax	—	—	—	N/A
Net loss	$(3,605)	$(488)	$(3,117)	639%

The following table sets forth certain statements of operations data by our reportable segments for the periods as indicated:

	Three months ended
	(in thousands, except percentages, unaudited )
	June 30, 2016	June 30, 2015	$ Change	% Change
Net sales:
Wholesale	$22,755	$8,483	$14,272	168%
Consumer Direct	9,097	7,245	1,852	26%
Corporate and other	521	528	(7)	(1)%
	$32,373	$16,256	$16,117	99%

Gross profit:
Wholesale	$9,665	$3,869	$5,796	150%
Consumer Direct	6,913	5,549	1,364	25%
Corporate and other	521	528	(7)	(1)%
	$17,099	$9,946	$7,153	72%

Operating (loss) income:
Wholesale	$5,108	$3,455	$1,653	48%
Consumer Direct	501	913	(412)	(45)%
Corporate and other	(8,729)	(4,617)	(4,112)	89%
	$(3,120)	$(249)	$(2,871)	1,153%

For the three months ended June 30, 2016, or the second quarter of fiscal 2016, our net sales increased to $32,373,000 from $16,256,000 for the three months ended June 30, 2015, or the second quarter fiscal 2015, a 99 percent increase.  We had an operating loss from continuing operations of $3,120,000 compared to an operating loss from continuing operations of $249,000 for the second quarter of fiscal 2015.

Net Sales

Our overall net sales increased to $32,373,000 for the second quarter of fiscal 2016 from $16,256,000 for the second quarter of fiscal 2015, a 99 percent increase. This increase in our net sales was primarily attributed to the addition of $17,747,000 in sales from our Hudson® brand.

In our Wholesale reportable segment (“Wholesale”), net sales increased to $22,755,000 for the second quarter of fiscal 2016 from $8,483,000 for the second quarter of fiscal 2015, a 168 percent increase. This increase in our Wholesale net sales was primarily attributed to the addition of $16,765,000 in Wholesale sales from our Hudson® brand, which was offset by a decrease in Wholesale sales from Robert Graham during the comparative period.

In our Consumer Direct reportable segment (“Consumer Direct”), net sales increased to $9,097,000 for the second quarter of fiscal 2016 from $7,245,000 for the second quarter of fiscal 2015, a 26 percent increase. This increase in our Consumer Direct net sales was attributed to the addition of $846,000 in sales from our Hudson® ecommerce business. Our Robert Graham Consumer Direct net sales also increased for the second quarter of fiscal 2016 due to the opening of nine new Robert Graham® brand retail stores during fiscal 2015 and one new store as of June 30, 2016.

In our Corporate and other segment reportable segment (“Corporate and other”), our net sales also include $521,000 of licensing revenue for the second quarter of fiscal 2016 compared to $528,000 for the second quarter of fiscal 2015, representing a one percent decrease, which was due to lower revenues from existing licensees.

Gross Profit

Our gross profit increased to $17,099,000 for the second quarter of fiscal 2016 from $9,946,000 for the second quarter of fiscal 2015, a 72 percent increase. This increase in our gross profit was primarily attributed to the addition of $7,768,000 in gross profit from our Hudson® brand.

Our overall gross margin was 53 percent for the second quarter of fiscal 2016, compared to 61 percent for the second quarter of fiscal 2015, which was due to the addition of Hudson’s Wholesale business, which generated a lower gross margin than Robert Graham.

Our Wholesale gross profit increased to $9,665,000 for the second quarter of fiscal 2016 from $3,869,000 for the second quarter of fiscal 2015, a 150 percent increase.  This increase was primarily driven by an additional $6,987,000 in gross profit from the Hudson Wholesale business.

Our Consumer Direct gross profit increased to $6,913,000 for the second quarter of fiscal 2016, compared to $5,549,000 for the second quarter of fiscal 2015, a 25 percent increase, driven primarily by the increase in sales as a result of opening nine new Robert Graham® brand retail stores during fiscal 2015 and one new store as of June 30, 2016 and the addition of $645,000 from our Hudson® ecommerce business.

Our Corporate and other gross profit decreased to $521,000 for the second quarter of fiscal 2016, compared to $528,000 for the second quarter of fiscal 2015, a one percent decrease, due to lower revenues from existing licensees.

Selling, General and Administrative Expense, including Depreciation and Amortization

Selling, general and administrative, or SG&A, expenses increased to $20,219,000 for the second quarter of fiscal 2016 from $10,195,000 for the second quarter of fiscal 2015, a 98 percent increase.  Our SG&A expense increase was mainly attributable to the addition of the Hudson® brand as a result of the merger with Robert Graham, which we completed on January 28, 2016 (the “RG Merger”).  In addition, we incurred $1,660,000 of transaction expenses related to the RG Merger and the acquisition of SWIMS AS (“SWIMS”), a Scandinavian lifestyle brand known for its range of fashion-forward, water-resistant footwear and sportswear, which we completed in July 2016.

Our SG&A expense includes expenses related to employee and employee related benefits, sales commissions, warehousing and freight, advertising, sample production, facilities and distribution related costs, professional fees, stock-based compensation, factor and bank fees, depreciation and amortization and retail store impairment.

Our Wholesale SG&A expense increased to $4,557,000 for the second quarter of fiscal 2016 from $414,000 for the second quarter of fiscal 2015, or a 1,001 percent increase.  Our Wholesale SG&A expense increase was mainly attributable to the addition of $3,565,000 in SG&A expense stemming from Hudson’s Wholesale operations.

Our Consumer Direct SG&A expense increased to $6,412,000 for the second quarter of fiscal 2016 from $4,636,000 for the second quarter of fiscal 2015, a 38 percent increase.  Our Consumer Direct SG&A expense increased mostly due to costs associated with the opening of nine new Robert Graham® brand retail stores during fiscal 2015 and one new store as of June 30, 2016, as well as $448,000 of expenses from Hudson’s ecommerce business.

Our Corporate and other SG&A expense increased to $9,250,000 for the second quarter of fiscal 2016 from $5,145,000 for the second quarter of fiscal 2015, an 80 percent increase.  Our Corporate and other SG&A expense includes general overhead associated with our operations as well as professional advisor fees incurred in connection with the RG Merger.  Our increase in SG&A expense was attributable to the addition of $3,232,000 in Hudson’s corporate operating expenses and $1,660,000 of transaction expenses related to the RG Merger and the acquisition of SWIMS in July 2016.

Operating Loss from Continuing Operations

We had operating loss from continuing operations of $3,120,000 for the second quarter of fiscal 2016, compared to operating loss from continuing operations of $249,000 for the second quarter of fiscal 2015.  This was primarily due to operating losses in our Corporate and other segment described below.

Our Wholesale operating income increased to $5,108,000 in the second quarter of fiscal 2016 from $3,455,000 for the second quarter of fiscal 2015, a 48 percent increase, primarily due to the addition of operating income of $3,422,000 attributable to the businesses associated with our Hudson® brand (the “Hudson Business”).

Our Consumer Direct segment had operating income of $501,000 for the second quarter of fiscal 2016, compared to operating income of $913,000 for the second quarter of fiscal 2015, a 45 percent decrease, primarily due to costs associated with the opening of nine new Robert Graham® brand retail stores during fiscal 2015 and one new store as of June 30, 2016.

Corporate and other operating loss increased to $8,729,000 for the second quarter of fiscal 2016 from $4,617,000 for the second quarter of fiscal 2015, an 89 percent increase, mainly due to the additional costs related to Corporate and other SG&A expense described above.

Interest Expense

Our interest expense increased to $1,995,000 for the second quarter of fiscal 2016 from $134,000 for the second quarter of fiscal 2015.  Our interest expense for the second quarter of fiscal 2016 is primarily associated with interest expense from our credit facilities and modified convertible notes issued in connection with the RG Merger (the “Modified Convertible Notes”), paid-in-kind interest from our Modified Convertible Notes and amortization of debt discounts and deferred financing costs.

Income Tax (Benefit) Provision

Our effective tax rate from operations was a benefit of 30 percent for the second quarter of fiscal 2016 compared to an expense of 27 percent for the second quarter of fiscal 2015.  The decreased tax expense for the second quarter of fiscal 2016 was primarily due to adjustments to the projected tax loss for the year, which reduced the allocation of the projected tax expense for the year to this quarter.  The projected tax expense for the year predominately consists of current tax expenses and deferred taxes associated with our deferred tax liability for indefinite lived intangible assets.

As our subsidiary RG is a limited liability company, until the RG Merger on January 28, 2016, it paid taxes only in some jurisdictions, since income was generally taxed directly to its members and most taxes were paid directly by its members on the income of RG. However, since some jurisdictions do not recognize the limited liability company status, they required taxes to be paid by RG.  After the transaction, all of our entities are subject to corporate entity level taxes as the transaction resulted in a status change.

Loss (Income) from Discontinued Operations

We did not have any discontinued operations in the second quarter of fiscal 2016 or 2015.

Net Loss

We generated a net loss of $3,605,000 for the second quarter of fiscal 2016, compared to $488,000 for the second quarter of fiscal 2015.  The primary reason for the increase in our net loss for the second quarter of fiscal 2016 was due to the increase in Corporate and other expenses as a result of the RG Merger, transaction expenses associated with the RG Merger and transaction expenses incurred during the second quarter in preparation for the July 2016 with the acquisition of SWIMS.

Comparison of Six Months Ended June 30, 2016 to Six Months Ended June 30, 2015

	Six months ended
	(in thousands, except percentages, unaudited )
	June 30, 2016	June 30, 2015	$ Change	% Change

Net sales	$66,088	$35,204	$30,884	88%
Cost of goods sold	28,686	13,367	15,319	115%
Gross profit	37,402	21,837	15,565	71%
Gross margin	57%	62%	50%

Selling, general and administrative	39,147	19,551	19,596	100%
Depreciation and amortization	2,863	1,833	1,030	56%
Retail store impairment	279	—	279	N/A
Operating (loss) income from continuing operations	(4,887)	453	(5,340)	(1,179)%

Interest expense	3,336	268	3,068	1,145%
(Loss) income from continuing operations, before income tax provision	(8,223)	185	(8,408)	(4,545)%
Income tax provision	577	116	461	397%
(Loss) income from continuing operations	(8,800)	69	(8,869)	(12,854)%
Loss from discontinued operations, net of tax	(1,286)	—	(1,286)	N/A
Net (loss) income	$(10,086)	$69	$(10,155)	(14,717)%

The following table sets forth certain statements of operations data by our reportable segments for the periods as indicated and excludes results from discontinued operations:

	Six months ended
	(in thousands, except percentages, unaudited )
	June 30, 2016	June 30, 2015	$ Change	% Change
Net sales:
Wholesale	$48,332	$20,299	$28,033	138%
Consumer Direct	16,736	13,763	2,973	22%
Corporate and other	1,020	1,142	(122)	(11)%
	$66,088	$35,204	$30,884	88%

Gross profit:
Wholesale	$23,696	$10,132	$13,564	134%
Consumer Direct	12,686	10,563	2,123	20%
Corporate and other	1,020	1,142	(122)	(11)%
	$37,402	$21,837	$15,565	71%

Operating (loss) income:
Wholesale	$14,753	$8,285	$6,468	78%
Consumer Direct	(1,024)	1,150	(2,174)	(189)%
Corporate and other	(18,616)	(8,982)	(9,634)	107%
	$(4,887)	$453	$(5,340)	(1,179)%

For the six months ended June 30, 2016, our net sales increased to $66,088,000 from $35,204,000 for the six months ended June 30, 2015, an 88 percent increase.  We had an operating loss from continuing operations of $4,887,000 for the six months ended June 30, 2016, compared to operating income from continuing operations of $453,000 for the six months ended June 30, 2015.

Net Sales

Our overall net sales increased to $66,088,000 for the six months ended June 30, 2016 from $35,204,000 for the six months ended June 30, 2015, an 88 percent increase. This increase in our net sales was primarily attributed to the addition of $34,681,000 in sales from our Hudson® brand.

Wholesale net sales increased to $48,332,000 for the six months ended June 30, 2016 from $20,299,000 for the six months ended June 30, 2015, a 138 percent increase. This increase in our Wholesale net sales was primarily attributed to the addition of $33,166,000 in Wholesale sales from our Hudson® brand, which was offset by a decrease in Wholesale sales from the businesses associated with our Robert Graham® brand (the “Robert Graham Business”) relative to the comparative period.

Consumer Direct net sales increased to $16,736,000 for the six months ended June 30, 2016 from $13,763,000 for the six months ended June 30, 2015, a 22 percent increase. This increase in our Consumer Direct net sales was primarily attributed to the addition of $1,379,000 from our Hudson® ecommerce business. Our Robert Graham Consumer Direct net sales also increased for the six months ended June 30, 2016 due to the opening of nine new Robert Graham® brand retail stores during fiscal 2015 and one new store as of June 30, 2016.

Our net sales also include $1,020,000 of licensing revenue in our Corporate and other segment for the six months ended June 30, 2016, compared to $1,142,000 for the six months ended June 30, 2015, an 11 percent decrease, due to lower revenues from existing licensees.

Gross Profit

Our gross profit increased to $37,402,000 for the six months ended June 30, 2016 from $21,837,000 for the six months ended June 30, 2015, a 71 percent increase. This increase in our gross profit was primarily attributed to the addition of $16,982,000 in gross profit from our Hudson® brand.

Our overall gross margin was 57 percent for the six months ended June 30, 2016 compared to 62 percent for the six months ended June 30, 2015, which was due to the addition of Hudson’s Wholesale business, which generated a lower gross margin than our Robert Graham Business.

Our Wholesale gross profit increased to $23,696,000 for the six months ended June 30, 2016 from $10,132,000 for the six months ended June 30, 2015, a 134 percent increase.  This increase was primarily driven by an additional $15,793,000 in gross profit from the Hudson Wholesale business.

Our Consumer Direct gross profit increased to $12,686,000 for the six months ended June 30, 2016 compared to $10,563,000 for the six months ended June 30, 2015, a 20 percent increase, driven primarily by the increase in sales as a result of our opening nine new Robert Graham® brand retail stores during fiscal 2015 and one new store as of June 30, 2016 and the addition of $1,053,000 from our Hudson® ecommerce business.

Our Corporate and other gross profit decreased to $1,020,000 for the six months ended June 30, 2016 compared to $1,142,000 for the six months ended June 30, 2015, an 11 percent decrease, which was due to lower revenues from existing licensees.

Selling, General and Administrative Expense, including Depreciation and Amortization and Retail Store Impairment

Our SG&A expense increased to $42,289,000 for the six months ended June 30, 2016 from $21,384,000 for the six months ended June 30, 2015, a 98 percent increase.  Our SG&A expense increase was mainly attributable to the addition of the Hudson® brand as a result of the RG Merger.  In addition, we incurred $4,940,000 of transaction expenses related to the RG Merger and the acquisition of SWIMS in July 2016.

Our SG&A includes expenses related to employee and employee related benefits, sales commissions, warehousing and freight, advertising, sample production, facilities and distribution related costs, professional fees, stock-based compensation, factor and bank fees, depreciation and amortization and retail store impairment.

Our Wholesale SG&A expense increased to $8,943,000 for the six months ended June 30, 2016 from $1,847,000 for the six months ended June 30, 2015, or a 384 percent increase.  Our Wholesale SG&A expense increase was mainly attributable to the addition of $6,474,000 in SG&A expense stemming from Hudson’s wholesale operations.

Our Consumer Direct SG&A expense increased to $13,710,000 for the six months ended June 30, 2016 from $9,413,000 for the six months ended June 30, 2015, a 46 percent increase.  Our Consumer Direct SG&A expense increased mostly due to costs associated with the opening of nine new Robert Graham® brand retail stores during fiscal 2015 and one new store as of June 30, 2016.

Our Corporate and other SG&A expense increased to $19,636,000 for the six months ended June 30, 2016 from $10,124,000 for the six months ended June 30, 2015, a 94 percent increase.  Our Corporate and other SG&A expense includes general overhead associated with our operations as well as professional advisor fees incurred in connection with the RG Merger.  Our increase in SG&A expense was attributable to the addition of $5,300,000 in Hudson’s corporate operating expenses and $4,940,000 of transaction expenses related to the RG Merger and in preparation for the July 2016 the acquisition of SWIMS.

Operating (Loss) Income from Continuing Operations

We had operating loss from continuing operations of $4,887,000 for the six months ended June 30, 2016, compared to operating income from continuing operations of $453,000 for the six months ended June 30, 2015.

Our Wholesale operating income increased to $14,753,000 in the six months ended June 30, 2016, from $8,285,000 for the six months ended June 30, 2015, a 78 percent increase, primarily due to the addition of operating income of $9,319,000 attributable to the Hudson Business.

Our Consumer Direct segment had operating loss of $1,024,000 for the six months ended June 30, 2016, compared to operating income of $1,150,000 for six months ended June 30, 2015, a 189 percent decrease, primarily due to costs related to the termination of a lease for one Robert Graham® brand retail store during the quarter, costs associated with the opening of nine new Robert Graham® brand retail stores during fiscal 2015 and one new store as of June 30, 2016 and lower traffic and sales at Robert Graham® brand retail stores during the six-month period.

Our Corporate and other operating loss increased to $18,616,000 for the six months ended June 30, 2016 from $8,982,000 for the six months ended June 30, 2015, a 107 percent increase, mainly due to the additional costs related to Corporate and other SG&A expenses described above.

Interest Expense

Our interest expense increased to $3,336,000 for the six months ended June 30, 2016 from $268,000 for the six months ended June 30, 2015.  Our interest expense for the six months ended June 30, 2016 is primarily associated with interest expense from our credit facilities and Modified Convertible Notes, paid in kind interest from our Modified Convertible Notes and amortization of debt discounts and deferred financing costs.

Income Tax Provision

Our effective tax rate from operations was an expense of seven percent for the six months ended June 30, 2016 compared to an expense of 63 percent for the six months ended June 30, 2015.  The difference in effective tax rate for the six months ended June 30, 2016 as compared to the six months ended June 30, 2015 was primarily due to us becoming subject to entity level income tax during the six months ended June 30, 2016 as a consequence of the RG Merger, increased estimated current year taxes, an increase to our deferred tax liabilities associated with indefinite lived intangible assets and the loss from operations incurred during the six months ended June 30, 2016. This tax expense consisted of current tax expenses and deferred taxes associated with our deferred tax liability for indefinite lived intangible assets.

As our subsidiary RG is a limited liability company, until the RG Merger on January 28, 2016, it paid taxes only in some jurisdictions, since income was generally taxed directly to its members and most taxes were paid directly by its members on the income of RG.  However, since some jurisdictions do not recognize the limited liability company status, they required taxes to be paid by RG.  After the transaction, all of our entities are subject to corporate entity level taxes as the transaction resulted in a status change.

Loss from Discontinued Operations

We had a loss from discontinued operations of $1,286,000 in the six months ended June 30, 2016 due to the operation of the 14 Joe’s® brand retail stores, which we operated until their assignment in January 2016 or closure in February 2016.

Net (Loss) Income

We generated a net loss of $10,086,000 for the six months ended June 30, 2016, compared to net income of $69,000 for the six months ended June 30, 2015.  The primary reason for our net loss for the six months ended June 30, 2016 was transaction expenses associated with the RG Merger and the acquisition of SWIMS in July 2016, expenses related to certain Joe’s® branded retail stores until their closure on February 29, 2016 as part of our discontinued operations and expenses related to the lease termination for one Robert Graham retail store that we closed in June 2016.

Differential Brands Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 16, 2016	By	/s/ Hamish Sandhu
Hamish Sandhu
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).